EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

($ Millions, except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
	2016	2015
Net Income	$10.9	$13.6
Less: Dividend Requirements on Preferred Stock	—	—

Net Income Applicable to Common Stock	$10.9	$13.6

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	13,968	13,893
Dilutive Effect of Stock Options and Restricted Stock (000’s)	5	4
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	13,973	13,897
Earnings Per Share – Basic	$0.78	$0.98
Earnings Per Share – Diluted	$0.78	$0.98